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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

April 28, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:	SMART Global Holdings, Inc.

Confidential Draft No. 6 of the Draft Registration Statement on Form S-1

Submitted April 10, 2017

CIK No. 0001616533

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 19, 2017 (the “Comment Letter”) relating to the above-referenced Confidential Draft No. 6 of the Draft Registration Statement on Form S-1 (the “Confidential Draft No. 6”), submitted on April 10, 2017, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff a revised Registration Statement on Form S-1 (the “Registration Statement”), including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of the Registration Statement that have been marked to show changes from Confidential Draft No. 6. Capitalized terms used in this letter but not defined herein shall have the meanings given to such terms in the Registration Statement.

For ease of review, we have set forth below each of the comments numbered 1 and 2, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the responses below refer to the Registration Statement, except as otherwise noted.

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Securities and Exchange Commission	2	April 28, 2017

Summary Consolidated Financial Data and Other Information, page 8

1. We note your response to comment 7 and that these “other adjustments” include a number of one-time expenses. Please update your disclosures to quantify the amount of each one-time expense in each fiscal year presented. In this regard, please discuss why you believe these are one-time expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 10, 56 and 70 to quantify the amounts of each of the referenced adjustments in the respective periods. The Company respectfully advises the Staff that the Company considers these expenses to be non-routine in nature as they represent unusual transactions not related to the Company’s ongoing operations. Each of the adjustments is discussed in more detail below:

•	Special retention bonuses: While these expenses were incurred in multiple periods presented in the Registration Statement, they relate to two discrete bonus grants, each of which the Company granted as a one-time bonus but, to extend the retention period, the Company paid the bonuses over multiple quarters. One of the retention bonuses was related to an acquisition and was made to incentivize key employees of the acquired company to remain with the Company during the year following the acquisition. The other retention bonus was made to retain key employees at a time when the Company faced financial difficulty due to political turmoil and a substantial downturn in the Brazilian economy related to the Petrobras corruption scandal that began to unfold in 2014 and 2015. Each of these bonuses was granted to certain key employees for retention purposes and was not and is not part of the Company’s regular compensation plan.

•	Storage sale-related legal costs: These expenses were legal fees incurred in connection with litigation and an escrow release related to the sale of the Company’s Storage Business, as discussed in Note 2 to the Company’s consolidated financial statements on page F-18 of the Registration Statement. The Company has never before sold a business unit and does not consider the sale of a business unit to be part of its routine business operations.

•

Valuation adjustment related to prepaid state value-added taxes: As discussed in Note 1(i) to the Company’s consolidated financial statements (on page F-11 of the Registration Statement), these expenses relate to an impairment charge incurred as the result of a valuation adjustment for the estimated discount the Company expects to offer for the sale of excess prepaid state value-added tax credits. The excess tax credits were accumulated as a result of two distinct, one-time occurrences that the Company believes are highly unlikely to recur. The largest part of the excess tax credits resulted from the tax authorities in Brazil preventing the Company from utilizing its pre-existing tax regime benefits while the authorities were backlogged and delayed in granting renewals. The authorities in Brazil have since enacted regulations that require the tax authorities to recognize the pre-existing tax status, even if expired, while the authorities are processing a renewal, as long as the taxpayer has timely filed for the administrative renewal. The second occurrence resulted from the Company forming a new subsidiary that made its initial application for tax regime status and went through the relevant qualification process. This startup process was a one-time event that cannot reoccur. The Company does not believe that it is likely

Securities and Exchange Commission	3	April 28, 2017

that excess tax credits will accumulate again in the future and therefore will not likely have a reason to sell excess tax credits. Moreover, the Company has not previously engaged in a sale of similar excess tax credits. For the foregoing reasons, it views the valuation adjustment as a one-time expense.

•	Investment advisory fees: These were one-time advisory fees incurred in connection with the evaluation of the feasibility of spinning-off a certain division of the Company’s operations. As the Company determined that such a transaction would not be feasible, the Company considers these fees to be non-recurring in nature.

•	Insurance settlement related to a fiscal 2013 claim: This adjustment was a payment received by the Company from an insurance settlement related to litigation of a claim alleging defects in products, which was settled in fiscal 2013. As the Company discontinued the operations of the division involved in this litigation in 2011, the Company does not consider the litigation or the insurance settlement to be ordinary course or part of its ongoing operations.

•	Obsolete inventory related to restructuring: These expenses resulted from a charge the Company incurred to write-off certain inventory that became obsolete as a result of the Company’s restructuring described on page F-14 of the Registration Statement. The Company does not routinely engage in similar restructurings and has never otherwise incurred a similar charge for obsolete inventory resulting from a restructuring.

•	Misappropriated product shipment: These expenses resulted from the one-time misappropriation of a shipment of certain of the Company’s products that were never recovered. The Company has not previously or since experienced an expense of this nature or magnitude relating to product misappropriation.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Stock-Based Compensation, page 76

2. We note that in determining the fair value of your common stock you utilized the income, guideline and transaction approaches based upon your expected future cash flows and applied a discount for lack of marketability. Please progressively bridge for us the fair value per share determinations used for each option grant during the six months ended February 24, 2017 and subsequent to February 24, 2017 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff its estimated initial public offering price range as soon as it becomes available, together with a discussion regarding its fair value per share determinations used for each option grant during the periods referenced and the reasons for any differences between such fair value determinations and the estimated offering price.

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Securities and Exchange Commission	4	April 28, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc.
Jack Pacheco, SMART Global Holdings, Inc.
Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP